02027489

SECURITIES A... ...SSION
WASHINGTON, D.C. 20549

RECD S.E.C.
APR 2 9 2002
080

4-1-02

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2002.

Serono S.A.
(Registrant's Name)

15 bis, Chemin des Mines
Case Postale 54
CH-1211 Geneva 20
Switzerland
(Address of Principal Executive Offices)

PROCESSED
MAY 0 6 2002
THOMSON
FINANCIAL

1-15096
(Commission File No.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _õ_ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No _õ_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______)

SERONO S.A., COINSINS (VAUD)

Mesdames et Messieurs les actionnaires de SERONO S.A. sont convoqués en

ASSEMBLEE GENERALE ORDINAIRE DES ACTIONNAIRES

le mercredi 22 mai 2002 au Palais de Beaulieu à Lausanne à 14 heures
(ouverture du contrôle dès 13h30)

Ordre du jour

1. Rapport annuel, rapports des réviseurs

1.1 Rapport annuel et comptes de l'exercice 2001 de Serono S.A.; rapport de l'organe de révision

Le Conseil d'administration propose d'approuver le rapport annuel et les comptes de l'exercice 2001 de Serono S.A.

1.2 Comptes consolidés du groupe Serono de l'exercice 2001; rapport de l'organe de révision

Le Conseil d'administration propose d'approuver les comptes consolidés du groupe Serono de l'exercice 2001.

2. Emploi du bénéfice résultant du bilan 2001

Le Conseil d'administration propose d'utiliser le bénéfice comme il suit :

Bénéfice net de l'exercice 2001	CHF 263'501'273
Bénéfice reporté	CHF 567'465'202
Transfert à la réserve légale pour actions propres	(CHF 14'906'000)
Bénéfice résultant du bilan 2001	CHF 816'060'475

Emploi du bénéfice :

(a) fixation d'un dividende en espèces de CHF 2.50 brut par action nominative "A" d'une valeur nominale de CHF 10 et de CHF 6.25 brut par action au porteur "B" d'une valeur nominale de CHF 25	(CHF 100'484'481)
(b) report à nouveau	CHF 715'575'994

3. Renouvellement du capital autorisé existant

Le Conseil d'administration propose de renouveler, pour une nouvelle période de deux ans, soit jusqu'au 21 mai 2004, l'autorisation qui lui a été donnée d'augmenter jusqu'au 15 mai 2002 le capital-actions de CHF 8'233'250 au plus, par l'émission d'un maximum de 329'330 actions au porteur « B » de la société d'une valeur nominale de CHF 25 chacune.

L'art. 5ter des statuts est en conséquence modifié comme il suit:

« Article 5ter: capital autorisé

Le Conseil d'administration est autorisé jusqu'au 21 mai 2004 à augmenter le capital-actions de Frs 8'233'250.- (huit millions deux cent trente-trois mille deux cent cinquante francs) au plus, par

l'émission d'un maximum de 329'330 (trois cent vingt-neuf mille trois cent trente) actions au porteur « B » d'une valeur nominale de Frs 25.- (vingt-cinq francs) chacune, entièrement libérées. Le Conseil d'administration peut procéder à l'augmentation du capital-actions en entier ou par tranches. Les droits de souscription préférentiels qui ont été octroyés, mais non exercés, sont à la disposition du Conseil d'administration, qui les utilisera dans l'intérêt de la société ».

Les alinéas 2 et 3 de l'art. 5ter demeurent inchangés.

4. Décharge aux membres du Conseil d'administration et aux autres organes de direction

Le Conseil d'administration propose de donner décharge aux membres du Conseil d'administration et aux autres organes de direction pour leur activité au cours de l'exercice 2001.

5. Elections

5.1 Conseil d'administration

Le Conseil d'administration propose la réélection pour une année de Messieurs Ernesto Bertarelli, Pierre E. Douaze, Bernard Mach, Sergio Marchionne, Georges Muller, Jacques Theurillat et Hans Thierstein.

5.2 Organe de révision

Le Conseil d'administration propose de réélire la société PricewaterhouseCoopers S.A. à Genève en tant qu'organe de révision de la société et en tant que réviseur du groupe pour l'exercice 2002.

5.3 Réviseur spécial

Le Conseil d'administration propose d'élire Ernst & Young S.A. comme réviseur spécial selon l'article 28 al. 5 des statuts pour un terme expirant lors de l'Assemblée générale ordinaire de l'an 2003.

Le rapport annuel, les comptes de l'exercice 2001 de Serono S.A., les comptes consolidés du groupe Serono de l'exercice 2001 ainsi que les rapports de l'organe de révision seront, à partir du 29 avril 2002, à la disposition des actionnaires auprès de la Direction générale de Serono S.A., au 15bis chemin des Mines, 1202 Genève et auprès des banques indiquées ci-dessous. Ces documents pourront également être consultés sur le site Internet de la société à partir de cette date (www.serono.com). La société adressera à compter de la même date copie de ces documents à tout actionnaire qui en fera la demande.

Cartes d'admission à l'Assemblée générale

Les détenteurs d'actions nominatives reçoivent par la poste la convocation à l'Assemblée générale, la carte d'admission ainsi que les documents mentionnés ci-dessus. Seuls les détenteurs d'actions nominatives inscrits au registre des actions avec droit de vote le 2 mai 2002 pourront exercer le droit de vote afférent à ces titres.

Les détenteurs d'actions au porteur qui désirent prendre part à l'Assemblée générale ou s'y faire représenter sont invités à retirer leur carte d'admission avec bulletin de vote jusqu'au 17 mai 2002 auprès du secrétaire du Conseil d'administration à l'adresse mentionnée ci-dessus, ou auprès des banques indiquées ci-dessous, contre blocage de leurs actions auprès d'une banque ou dépôt de leurs actions auprès de la Direction générale de la société jusqu'à l'issue de l'Assemblée générale.

UBS S.A.	Lombard Odier & Cie	Banque Cantonale Vaudoise
Crédit Suisse	Pictet & Cie	Banque du Gothard

Représentation à l'Assemblée générale

Les actionnaires peuvent se faire représenter à l'Assemblée générale par un tiers au moyen de la procuration figurant au verso de la carte d'admission.

En outre, chaque actionnaire a la possibilité de se faire représenter :

- Par sa banque, en qualité de représentant dépositaire;
- Par les organes de la société;
- Par Me Yves Rattaz, notaire à Morges, en qualité de représentant indépendant au sens de l'article 689c CO.

Les procurations qui seront adressées à la société signées en blanc seront transmises au représentant indépendant. **En l'absence d'instructions de vote, les droits de vote seront exercés dans le sens des propositions du Conseil d'administration.**

Les organes de la société représenteront seulement les actionnaires qui approuvent les propositions du Conseil d'administration. Les procurations comportant des instructions différentes des propositions du Conseil d'administration seront transmises au représentant indépendant.

Les représentants dépositaires d'actions au sens de l'article 689d CO sont priés de communiquer le plus tôt possible (mais au plus tard le 22 mai au contrôle à l'entrée) au secrétaire du Conseil d'administration, à l'adresse indiquée ci-dessus, le nombre d'actions qu'ils représentent. Sont considérés comme représentants dépositaires les établissements soumis à la loi sur les banques et les caisses d'épargne du 8 novembre 1934 ainsi que les gérants de fortune professionnels.

Le procès-verbal des décisions prises par l'Assemblée générale pourra être consulté par les actionnaires auprès de la Direction générale de Serono S.A. dès le 27 mai 2002.

Coinsins, le 29 avril 2002

SERONO S.A.

Pour le Conseil d'administration

Le président : Georges Muller
Le secrétaire : François Naef

The original version of the convocation to the Ordinary General Meeting of Shareholders of Serono S.A. is the French version which is published in the April 29, 2002 edition of the Swiss Official Gazette. This document is a free translation of the original French version.

SERONO S.A., COINSINS (VAUD)
The shareholders of SERONO S.A. are invited to the

ORDINARY GENERAL MEETING OF SHAREHOLDERS

on Wednesday, May 22, 2002 at the Palais de Beaulieu in Lausanne at 2 pm
(doors open at 1.30 pm)

Agenda

1. Annual report, Auditors' Reports

1.1 Annual Report and Accounts of Serono S.A. for the year 2001; Auditors' Report

The Board of Directors proposes the approval of the Annual Report and the Accounts of Serono S.A. for the year 2001.

1.2 Consolidated Accounts of the Serono group for the year 2001; Auditors' Report

The Board of Directors proposes the approval of the Consolidated Accounts of the Serono group for the year 2001.

2. Distribution of profits in the 2001 balance sheet and dividend proposal

The Board of Directors proposes to distribute the profits as follows:

Net profit for the year 2001	CHF 263'501'273
Profit brought forward	CHF 567'465'202
Transfer to reserve for treasury shares	(CHF 14'906'000)
Profit in the 2001 balance sheet	CHF 816'060'475

Distribution of profit:

(a) payment of a dividend in cash of CHF 2.50 gross on each registered "A" share with a par value of CHF 10 and of CHF 6.25 gross on each bearer "B" share with a par value of CHF 25	(CHF 100'484'481)
(b) carried forward	CHF 715'575'994

3. Renewal of the existing authorised capital

The Board of Directors proposes to renew, for a period of two years, i.e. until May 21, 2004, the authorisation that has been given to it to increase until May 15, 2002 the share capital by a maximum of CHF 8,233,250 through the issuance of a maximum of 329,330 bearer shares, each with a par value of CHF 25, fully paid up.

Art. 5ter of the Articles of Association is consequently amended as follows:

"Article 5ter: authorised capital
The Board of Directors shall be authorised, until May 21, 2004, to increase the share capital by a maximum of CHF 8,233,250 (eight million two hundred and thirty-three thousand two hundred and fifty Swiss francs) through the issuance of a maximum of 329,330 (three hundred and twenty-nine thousand three hundred and thirty) bearer shares, each with a par value of CHF 25 (twenty-five Swiss francs), fully paid up. The Board of Directors may proceed to increase the share capital either all at once or in installments. The preferential subscription rights which have been granted, but not exercised, are at the disposal of the Board of Directors, which may use them in the interest of the company".

Paragraphs 2 and 3 of art. 5ter remain unchanged.

4. Discharge to the members of the Board of Directors and to the other corporate officers

The Board of Directors proposes granting discharge to the members of the Board of Directors and to the other corporate officers in relation to their activities during the financial year 2001.

5. Elections

5.1 **Board of Directors**

The Board of Directors proposes the re-election for one year of Mr. Ernesto Bertarelli, Mr. Pierre E. Douaze, Mr. Bernard Mach, Mr. Sergio Marchionne, Mr. Georges Muller, Mr. Jacques Theurillat and Mr. Hans Thierstein.

5.2 **Auditors**

The Board of Directors proposes the re-election of PricewaterhouseCoopers S.A. in Geneva as auditors of the company and auditors of the group for the financial year 2002.

5.3 **Special auditors**

The Board of Directors proposes the election of Ernst & Young S.A. as special auditors in the meaning of article 28.5 of the Articles of Association for a term expiring at the ordinary general meeting in the year 2003.

The annual report, the accounts of Serono S.A. for the year 2001, the consolidated accounts of the Serono group for the year 2001, as well as the auditors' reports, will be available for the inspection of shareholders from April 29, 2002, at the management office of Serono S.A. at 15bis chemin des Mines, 1202 Geneva and at the banks indicated below. These documents can also be inspected on the company's Internet site (www.serono.com) from the same date. From this date, the company will also send these documents to any shareholder who requests them.

Admission tickets for the General Meeting

Holders of registered shares will receive their invitation to the General Meeting by mail, including admission ticket and the documents mentioned above. Only the holders of registered shares entered in the share register with the right to vote at May 2, 2002 may exercise the right to vote in relation to these shares.

Holders of bearer shares who wish to attend the General Meeting or to be represented there are invited to obtain their admission ticket and voting card before May 17, 2002 from the secretary to the Board of Directors at the address mentioned above, or from one of the banks mentioned below, against blockage of their shares with a bank or deposit of their shares at the company's management office until the end of the General Meeting.

UBS SA	Lombard Odier & Cie	Vaudoise Cantonal Bank
Credit Suisse	Pictet & Cie	Gothard Bank

Representation at the General Meeting

Shareholders may be represented at the General Meeting by a third party by means of the power of attorney on the reverse of the admission ticket.

In addition, each shareholder may be represented by:

- his/her bank as depositary representative;
- the organs of the company;
- Me Yves Rattaz, notary in Morges, as independent representative within the meaning of article 689c CO.

Powers of attorney addressed to the company signed in blank will be passed to the independent representative. **In the absence of voting instructions, voting rights shall be exercised in favor of the proposals of the Board of Directors.**

The company's organs may represent only those shareholders who approve the proposals of the Board of Directors. Powers of attorney containing instructions to vote against the proposals of the Board of Directors will be passed to the independent representative.

Depositary representatives of shares within the meaning of article 689d CO are requested to communicate as soon as possible (but at the latest on May 22 at the ticket check at the entrance to the Meeting) to the secretary to the Board of Directors, at the address mentioned above, the number of shares they represent. Establishments subject to the law on banks and savings banks of 8 November 1934 and professional asset managers are considered to be depositary representatives.

The minutes of the decisions taken by the General Meeting will be available to shareholders for inspection at the management office of Serono S.A. from May 27, 2002.

Coinsins, April 29, 2002

SERONO S.A.

For the Board of Directors

Chairman: Georges Muller
Secretary: François Naef

FREE TRANSLATION

SERONO S.A.
Coinsins (Vaud)

	Registered shares A
	Bearer shares B
Total	

Admission Card

Shareholder

Invitation and Admission card to the
Ordinary General Meeting
of our company on

Wednesday 22 May 2002 at 2pm
in Palais de Beaulieu, Lausanne.

Please do not detach this section

Serono S.A., Ordinary General Meeting on 22.05.2002

If you vote in favor of the proposal, please write "yes" in the box; if you vote against the proposal, please write "no" in the box.

7 *Elections to the Board of directors*

Mr. Ernesto Bertarelli
Mr. Pierre E. Douaze
Mr. Bernard Mach
Mr. Sergio Marchionne
Mr. Georges Muller
Mr. Jacques Theurillat
Mr. Hans Thierstein

Ballot paper Number of votes

If you vote in favor of the proposal, please write "yes" in the box; if you vote against the proposal, please write "no" in the box.

5 Ballot paper Number of votes

If you vote in favor of the proposal, please write "yes" in the box; if you vote against the proposal, please write "no" in the box.

6 Ballot paper Number of votes

If you vote in favor of the proposal, please write "yes" in the box; if you vote against the proposal, please write "no" in the box.

3 Ballot paper Number of votes

If you vote in favor of the proposal, please write "yes" in the box; if you vote against the proposal, please write "no" in the box.

4 Ballot paper Number of votes

If you vote in favor of the proposal, please write "yes" in the box; if you vote against the proposal, please write "no" in the box.

1 Bulletin de vote Nombre de voix
Ballot paper Number of votes

If you vote in favor of the proposal, please write "yes" in the box; if you vote against the proposal, please write "no" in the box.

2 Bulletin de vote Nombre de voix
Ballot paper Number of votes

Power of attorney

I/we hereby empower

2 (name of attorney)

to represent me/us at the Ordinary General Meeting of Shareholders of Serono S.A.

(date)

Signature:

Article 16 of the Articles of Association: Every holder of registered shares may arrange to have all or any of its shares represented by another person, who must be in possession of a written proxy form.

To hand in directly to the attorney.

Please do not detach this section

7

6 Serono S.A.
Ordinary General Meeting 22.05.2002

5 Serono S.A.
Ordinary General Meeting 22.05.2002

4 Serono S.A.
Ordinary General Meeting 22.05.2002

3 Serono S.A.
Ordinary General Meeting 22.05.2002

2 Serono S.A.
Ordinary General Meeting 22.05.2002

1 Serono S.A.
Ordinary General Meeting 22.05.2002

The original version of the convocation to the Ordinary General Meeting of Shareholders of Serono S.A. is the French version which is published in the April 29, 2002 edition of the Swiss Official Gazette. This document is a free translation of the original version and has been adapted for holders of ADSs.

SERONO S.A., COINSINS (VAUD)

The shareholders of SERONO S.A. are invited to the

ORDINARY GENERAL MEETING OF SHAREHOLDERS

on Wednesday, May 22, 2002 at the Palais de Beaulieu in Lausanne at 2 pm
(doors open at 1.30 pm)

Agenda

1. **Annual report, Auditors' Reports**
   1.1 **Annual Report and Accounts of Serono S.A. for the year 2001; Auditors' Report**
   The Board of Directors proposes the approval of the Annual Report and the Accounts of Serono S.A. for the year 2001.
   1.2 **Consolidated Accounts of the Serono group for the year 2001; Auditors' Report**
   The Board of Directors proposes the approval of the Consolidated Accounts of the Serono group for the year 2001.

2. **Distribution of profits in the 2001 balance sheet and dividend proposal**
The Board of Directors proposes to distribute the profits as follows:

Net profit for the year 2001	CHF 263'501'273
Profit brought forward	CHF 567'465'202
Transfer to reserve for treasury shares	(CHF 14'906'000)
Profit in the 2001 balance sheet	CHF 816'060'475

Distribution of profit:

(a) payment of a dividend in cash of CHF 2.50 gross on each registered "A" share with a par value of CHF 10 and of CHF 6.25 gross on each bearer "B" share with a par value of CHF 25	(CHF 100'484'481)
(b) carried forward	CHF 715'575'994

3. **Renewal of the existing authorised capital**
The Board of Directors proposes to renew, for a period of two years, i.e. until May 21, 2004, the authorisation that has been given to it to increase until May 15, 2002 the share capital by a maximum of CHF 8,233,250 through the issuance of a maximum of 329,330 bearer shares, each with a par value of CHF 25, fully paid up.

Art. 5ter of the Articles of Association is consequently amended as follows:

"Article 5ter: authorised capital
The Board of Directors shall be authorised, until May 21, 2004, to increase the share capital by a maximum of CHF 8,233,250 (eight million two hundred and thirty-three thousand two hundred and fifty Swiss francs) through the issuance of a maximum of 329,330 (three hundred and twenty nine thousand three hundred and thirty) bearer shares, each with a par value of CHF 25 (twenty-five Swiss francs), fully paid up. The Board of Directors may proceed to increase the share capital either all at once or in installments. The preferential subscription rights which have been granted, but not exercised, are at the disposal of the Board of Directors, which may use them in the interest of the company".

Paragraphs 2 and 3 of art. 5ter remain unchanged.

4. Discharge to the members of the Board of Directors and to the other corporate officers

The Board of Directors proposes granting discharge to the members of the Board of Directors and to the other corporate officers in relation to their activities during the financial year 2001.

5. Elections

5.1 **Board of Directors**

The Board of Directors proposes the re-election for one year of Mr. Ernesto Bertarelli, Mr. Pierre E. Douaze, Mr. Bernard Mach, Mr. Sergio Marchionne, Mr. Georges Muller, Mr. Jacques Theurillat and Mr. Hans Thierstein.

5.2 **Auditors**

The Board of Directors proposes the re-election of PricewaterhouseCoopers S.A. in Geneva as auditors of the company and auditors of the group for the financial year 2002.

5.3 **Special auditors**

The Board of Directors proposes the election of Ernst & Young S.A. as special auditors in the meaning of article 28.5 of the Articles of Association for a term expiring at the ordinary general meeting in the year 2003.

The annual report, the accounts of Serono S.A. for the year 2001, the consolidated accounts of the Serono group for the year 2001, as well as the auditors' reports, will be available for the inspection of shareholders and holders of ADSs from April 29, 2002, at the management office of Serono S.A. at 15bis chemin des Mines, 1202 Geneva and at The Bank of New York, 620 Avenue of the Americas, 6th Floor, New York, New York 10011 (contact person is Mr. Ricardo Marine (tel.: + 1 646 885 3284 / fax: + 1 646 885 3043 / e-mail: rmarine@bankofny.com). These documents can also be inspected on the company's Internet site (www.serono.com) from the same date. From this date, the company and The Bank of New York will also send these documents to any shareholder or holder of ADSs who requests them.

The votes of holders of ADSs will be cast at the General Meeting on behalf of holders of ADSs by the depositary of the ADSs program, The Bank of New York.

The minutes of the decisions taken by the General Meeting will be available to shareholders and holders of ADSs for inspection at the management office of Serono S.A. from May 27, 2002.

Coinsins, April 29, 2002

SERONO S.A.
For the Board of Directors
Chairman: Georges Muller
Secretary: François Naef

SERONO S.A.

Instructions to The Bank of New York, as Depositary
(Must be received prior to the close of business on May 15, 2002)

The undersigned registered holder of American Depositary Receipts ("Receipts") hereby requests and instructs The Bank of New York, as Depositary, to endeavor, insofar as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by the American Depositary Shares evidenced by such Receipt(s) of SERONO S.A., registered in the name of the undersigned on the books of the Depositary as of the close of business April 15, 2002 at the Ordinary General Meeting of SERONO S.A. to be held on May 22, 2002, in respect of the resolutions specified on the reverse hereof.

NOTES:

1. **Instructions as to voting on the specified resolutions should be indicated by an "X" in the appropriate box. It is understood that, if no instructions are received by the Depositary from any Owner with respect to any of the Deposited Securities represented by the American Depositary Shares evidenced by such Owner's Receipts on or before May 15, 2002, the Depositary shall deem such Owner to have given the Depositary an instruction to vote or cause to be voted such Deposited Securities in accordance with the proposals of the Company's Board of Directors in respect of the matters to be voted upon.**

To change your address, please mark this box. ☐

To include any comments, please mark this box. ☐

Please complete and date this proxy on the reverse side and return it promptly in the accompanying envelope.

▼ DETACH PROXY CARD HERE ▼

Mark, Sign, Date and Return the Proxy Card Promptly Using the Enclosed Envelope.

[X] Votes must be indicated (x) in Black or Blue ink.

	FOR	AGAINST
1. Annual Report, Auditors' Reports		
1.1. Annual Report and Accounts of Serono S.A. for the year 2001; Auditors' Report	☐	☐
1.2. Consolidated Accounts of the Serono group for the year 2001; Auditors' Report	☐	☐
2. Distribution of profits in the 2001 balance sheet and dividend proposal	☐	☐
3. Renewal of the existing authorized capital	☐	☐

	FOR	AGAINST
4. Discharge to the members of the Board of Directors and to the other corporate officers	☐	☐
5. Elections		
5.1. Board of Directors	☐	☐
5.2. Auditors	☐	☐
5.3. Special auditors	☐	☐

SCAN LINE

The Voting Instruction must be signed by the person in whose name the relevant Receipt is registered on the books of the Depositary. In the case of a Corporation, the Voting Instruction must be executed by a duly authorized Officer or Attorney.

Date ______ Share Owner sign here ______ Co-Owner sign here ______

The original version of the convocation to the Ordinary General Meeting of Shareholders of Serono S.A. is the French version which is published in the April 29, 2002 edition of the Swiss Official Gazette. This document is a free translation of the original version and has been adapted for the Serono Employee Share Purchase Plan beneficiaries (shareholders and ADSs holders) whose accounts are managed by Mourant & Co Capital Trustees Limited.

serono

SERONO S.A., COINSINS (VAUD)
The shareholders of SERONO S.A. are invited to the

ORDINARY GENERAL MEETING OF SHAREHOLDERS

on Wednesday, May 22, 2002 at the Palais de Beaulieu in Lausanne at 2 pm
(doors open at 1.30 pm)

Agenda

1. **Annual report, Auditors' Reports**
   1.1 **Annual Report and Accounts of Serono S.A. for the year 2001; Auditors' Report**
   The Board of Directors proposes the approval of the Annual Report and the Accounts of Serono S.A. for the year 2001.
   1.2 **Consolidated Accounts of the Serono group for the year 2001; Auditors' Report**
   The Board of Directors proposes the approval of the Consolidated Accounts of the Serono group for the year 2001.

2. **Distribution of profits in the 2001 balance sheet and dividend proposal**
   The Board of Directors proposes to distribute the profits as follows:

Net profit for the year 2001	CHF 263'501'273
Profit brought forward	CHF 567'465'202
Transfer to reserve for treasury shares	(CHF 14'906'000)
Profit in the 2001 balance sheet	CHF 816'060'475

Distribution of profit:

(a) payment of a dividend in cash of CHF 2.50 gross on each registered "A" share with a par value of CHF 10 and of CHF 6.25 gross on each bearer "B" share with a par value of CHF 25	(CHF 100'484'481)
(b) carried forward	CHF 715'575'994

3. **Renewal of the existing authorised capital**
   The Board of Directors proposes to renew, for a period of two years, i.e. until May 21, 2004, the authorisation that has been given to it to increase until May 15, 2002 the share capital by a maximum of CHF 8,233,250 through the issuance of a maximum of 329,330 bearer shares, each with a par value of CHF 25, fully paid up.

Art. 5ter of the Articles of Association is consequently amended as follows:

"Article 5ter: authorised capital
The Board of Directors shall be authorised, until May 21, 2004, to increase the share capital by a maximum of CHF 8,233,250 (eight million two hundred and thirty-three thousand two hundred and fifty Swiss francs) through the issuance of a maximum of 329,330 (three hundred and twenty-nine thousand three hundred and thirty) bearer shares, each with a par value of CHF 25 (twenty-five Swiss francs), fully paid up. The Board of Directors may proceed to increase the share capital either all at once or in installments. The preferential subscription rights which have been granted, but not exercised, are at the disposal of the Board of Directors, which may use them in the interest of the company".

Paragraphs 2 and 3 of art. 5ter remain unchanged.

4. Discharge to the members of the Board of Directors and to the other corporate officers

The Board of Directors proposes granting discharge to the members of the Board of Directors and to the other corporate officers in relation to their activities during the financial year 2001.

5. Elections

5.1 **Board of Directors**

The Board of Directors proposes the re-election for one year of Mr. Ernesto Bertarelli, Mr. Pierre E. Douaze, Mr. Bernard Mach, Mr. Sergio Marchionne, Mr. Georges Muller, Mr. Jacques Theurillat and Mr. Hans Thierstein.

5.2 **Auditors**

The Board of Directors proposes the re-election of PricewaterhouseCoopers S.A. in Geneva as auditors of the company and auditors of the group for the financial year 2002.

5.3 **Special auditors**

The Board of Directors proposes the election of Ernst & Young S.A. as special auditors in the meaning of article 28.5 of the Articles of Association for a term expiring at the ordinary general meeting in the year 2003.

The annual report, the accounts of Serono S.A. for the year 2001, the consolidated accounts of the Serono group for the year 2001, as well as the auditors' reports, will be available for the inspection of shareholders and holders of ADSs from April 29, 2002, at the management office of Serono S.A. at 15bis chemin des Mines, 1202 Geneva as well as at Mourant Equity Compensation Solutions, PO Box 1310, 5th floor, Mondial House, 102 George Street, Croydon CR9 1TQ, England (contact person is Daniel Cannon, tel: + 44 (0)208 667 4007 / fax: + 44 (0)208 667 4111 / e-mail: Daniel.Cannon@mourant.com). These documents can also be inspected on the company's Internet site (www.serono.com) from the same date. From this date, the company and Mourant Equity Compensation Solutions will also send these documents to any shareholder or holder of ADSs who requests them.

The votes of shareholders and the votes of holders of ADSs will be cast at the General Meeting on their behalf by Mourant & CO Capital Trustees Limited or by the shareholders themselves should the latter wish to attend the General Meeting.

The minutes of the decisions taken by the General Meeting will be available to shareholders and holders of ADSs for inspection at the management office of Serono S.A. from May 27, 2002.

Coinsins, April 29, 2002 SERONO S.A.

For the Board of Directors

Chairman: Georges Muller
Secretary: François Naef

Mourant

Participant ID Number :

Serono Employee Share Purchase Plan
Ordinary General Meeting of Shareholders of Serono S.A., Wednesday 22 May 2002
Voting Instruction Form

I hereby instruct the Plan Administrator, Mourant & Co. Capital Trustees Limited, to vote my shares on my behalf as instructed below:

Voting Instructions

Please check (X) the appropriate box

☐ I vote for all Board proposals. If checked you need **not** complete the Specific Voting Instructions below.

☐ I do **not** vote for all Board proposals and instead specify my **voting instructions below.**

Specific Voting Instructions

Agenda Item Number		***For***	***Against***
1	Annual Report, Auditors' Reports		
	1.1 Annual Report and Accounts of Serono S.A. for the year 2001; Auditors' Report	☐	☐
	1.2 Consolidated Accounts of the Serono group for the year 2001; Auditors' Report	☐	☐
2	Distribution of profits in the 2001 balance sheet and dividend proposal	☐	☐
3	Renewal of the existing authorised capital	☐	☐
4	Discharge to the members of the Board of Directors and to the other corporate officers	☐	☐
5	Elections		
	5.1 Board of Directors	☐	☐
	5.2 Auditors	☐	☐
	5.3 Special auditors	☐	☐

Please check (X) the appropriate box

Should you wish to exercise your right to instruct the Plan Administrator to vote on your behalf, please ensure that you complete and return this Voting Instruction Form <u>via fax only</u>, ensuring that Mourant receives it no later than 5pm (UK time) on Tuesday 14 May 2002. The fax number to use is:

+44 (0) 208 667 4111

Signed..

Dated..

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SERONO S.A.
a Swiss corporation
(Registrant)

April 29, 2002

By: ______________________
Name: Jacques Theurillat
Title: Chief Financial Officer